UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 10, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 10, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

EARNINGS RELEASE 4TH QTR2024



TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

TIM

MESSAGE FROM MANAGEMENT

The year 2024 was marked by robust performance, with advance on several fronts, including growth in net service revenues, mobile service revenues and EBITDA. We stand out for the quality and coverage of the 5G network, leading in covered cities and maintaining low churn in postpaid plans. Additionally, our ESG initiatives continue to drive positive impact on society and the environment through partnerships. In B2B, we continue our path of growth and development of new verticals, especially in the B2B IoT segment.

Regarding financial aspects, we observed considerable growth in EBITDA and excellent cash generation, reflecting the stability of our business. It was another year of achieving our goals and establishing a new standard of shareholders remuneration.

For 2025, we remain committed to solid growth.

2024 FOURTH QUARTER AND FULL YEAR HIGHLIGHTS

Goal achieved

FINANCIAL*

A SOLID EXECUTION RESULTING IN THE ACHIEVEMENT OF ALL 2024 GOALS

- **Revenue confirming the expectation of growth near to the top of the target:** Service Revenue +6.4% YoY in 2024 and +5.1% YoY in 4Q24;
- **Mobile Revenue as the main driver:** MSR +6.6% YoY in 2024 and +5.4% YoY in 4Q24;
- **Highest Mobile ARPU in the sector:** R$31.4 in 2024 (+6.0% YoY) and reaching the highest level for a quarter, R$32.3 in 4Q24 (+3.9% YoY);
- **EBITDA expanding above Net Revenue:** +8.0% YoY in 2024, with a margin of 49.6%, and +6.2% YoY in 4Q24, with a margin above 50%;
- **Healthy Operating Cash Flow sustaining double-digit growth in the year:** EBITDA-AL (-) Capex expanding +22.9% YoY in 2024 and increasing +4.9% YoY in 4Q24;
- **Record Net Income for both the quarter and the year:** totaling R$3.2 billion in 2024 and R$1.1 billion in 4Q24 (both with growth of +17.1% YoY).

+6.4% Growth YoY of Service Revenue in 2024 (Goal achieved)

+8.0% Expansion YoY of EBITDA in 2024 (Goal achieved)

49.6% EBITDA Margin in 2024

+22.9% Growth YoY of EBITDA-AL (-) Capex in 2024 (Goal achieved)

20.5% EBITDA-AL (-) Capex over Net Revenue in 2024

R$4.55 bln Nominal Capex in 2024 (Goal achieved)

+17.1% Advance YoY of Net Income in 2024

R$3.5 bln Shareholders remuneration in 2024*** (Goal achieved)

OTHER HIGHLIGHTS

3Bs STRATEGY TO DELIVER WHAT METTERS MOST TO CUSTOMERS

- **Coverage and quality leadership in 5G:** available in 607 cities by the end of December and once again recognized by Opensignal as the first in the consistent quality ranking (CQ)**;
- **Continuous evolution of Postpaid ex-M2M customers, with the lowest level of churn:** adding 357k new lines and a churn rate of 0.7% in 4Q24;
- **Another year with the launch of innovative offers:** new Postpaid portfolio, new Prepaid offer "TIM Pré XIP" and TIM Viagem roaming package now available for Controle customers.

RESULTS CONFERENCE

February 11th, 2025, at:

10:00 a.m. (BRT) / 8:00 a.m. (US EST)

Livestream (Zoom): Click here

* Revenue, EBITDA and Net Income normalized by the items described in their respective sections. EBITDA-AL excluding the impact of sites decommissioning fines.

** Opensignal report from January 24, 2025: Click here;

*** R$1.5 billion in IoC already paid and another R$2 billion subject to approval at the Annual Shareholders' Meeting.

OPERATING AND FINANCIAL HIGHLIGHTS

DESCRIPTION	4Q24	4Q23	% YoY	3Q24	% QoQ	2024	2023	% YoY
FINANCIAL (R$ million)								
Normalized* Net Revenues	**6,631**	**6,275**	**5.7%**	**6,419**	**3.3%**	**25,448**	**23,875**	**6.6%**
Services Revenues	6,343	6,035	5.1%	6,232	1.8%	24,587	23,112	6.4%
Mobile Service	6,015	5,706	5.4%	5,898	2.0%	23,256	21,821	6.6%
Fixed Service	328	329	-0.1%	333	-1.5%	1,331	1,291	3.1%
Normalized* Operating Expenses	(3,285)	(3,125)	5.1%	(3,183)	3.2%	(12,823)	(12,189)	5.2%
Normalized* EBITDA	**3,346**	**3,150**	**6.2%**	**3,236**	**3.4%**	**12,625**	**11,686**	**8.0%**
Normalized* EBITDA Margin	**50.5%**	**50.2%**	**0.3p.p.**	**50.4%**	**0.0p.p.**	**49.6%**	**48.9%**	**0.7p.p.**
Normalized* Net Income	1,055	900	17.1%	805	31.0%	3,160	2,699	17.1%
Capex	1,375	1,292	6.4%	896	53.3%	4,550	4,504	1.0%
Normalized* EBITDA-AL - Capex	1,227	1,169	4.9%	1,608	-23.7%	5,214	4,244	22.9%
OPERATIONAL ('000)								
Mobile Customer Base	**62,058**	**61,248**	**1.3%**	**62,149**	**-0.1%**	**62,058**	**61,248**	**1.3%**
Prepaid	31,857	33,634	-5.3%	32,468	-1.9%	31,857	33,634	-5.3%
Postpaid	30,202	27,614	9.4%	29,681	1.8%	30,202	27,614	9.4%
TIM Ultrafibra Customer Base	**790**	**802**	**-1.6%**	**793**	**-0.4%**	**790**	**802**	**-1.6%**

* Normalized EBITDA according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs (+R$10.0 million in 4Q24, -R$303.2 million in 4Q23, +R$11.6 million in 3Q23, +R$17.4 million in 2Q23 and -R$4.4 million in 1Q23). Net Income normalized according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Net Financial Results (+R$27.5 million in 4Q23) and Income Tax and Social Contribution (-R$3.4 million in 4Q24, +R$93.8 million in 4Q23, -R$3.9 million in 3Q23, -R$5.9 million in 2Q23 and -R$12.4 million in 1Q23). EBITDA-AL excluding the impact of the sites decommissioning fines.


5G
TIMB
LISTED
NYSE
TIMS
B3 LISTED NM
ISE B3
TIM

EVENTS OF THE QUARTER AND SUBSEQUENT EVENTS

PAYMENT OF INTEREST ON CAPITAL

On December 17, 2024, the Board of Directors of TIM S.A. approved the distribution of R$650 million as Interest on Capital. For more details, please access TIM S.A.'s Investor Relations website: Dividends and Interest on Equity

STRATEGIC PLAN 2025-2027

After achieving the goals established for 2024 and considering the results obtained in the year, TIM S.A. announced, on February 10, 2025, the update of the Strategic Plan projections for the next three years. For more details, please access TIM S.A.'s Investor Relations website: Guidance

FINANCIAL PERFORMANCE

OPERATING REVENUE

REVENUE CLOSES THE YEAR CONSISTENTLY, CONFIRMING THE EXPECTATION OF GROWTH NEAR TO THE TOP OF THE 2024 TARGET

DESCRIPTION	4Q24	4Q23	% YoY	3Q24	% QoQ	2024	2023	% YoY
R$ million								
Reported Net Revenue	**6,631**	**6,275**	**5.7%**	**6,419**	**3.3%**	**25,448**	**23,834**	**6.8%**
Normalized* Net Revenue	**6,631**	**6,275**	**5.7%**	**6,419**	**3.3%**	**25,448**	**23,875**	**6.6%**
Services Revenue	**6,343**	**6,035**	**5.1%**	**6,232**	**1.8%**	**24,587**	**23,112**	**6.4%**
Mobile Service	**6,015**	**5,706**	**5.4%**	**5,898**	**2.0%**	**23,256**	**21,821**	**6.6%**
Client Generated	5,549	5,285	5.0%	5,477	1.3%	21,605	20,228	6.8%
Interconnection	85	101	-16.0%	82	3.4%	349	426	-18.0%
Customer Platform	117	40	193.5%	40	195.4%	219	162	34.9%
Others	264	280	-5.7%	300	-12.0%	1,083	1,005	7.8%
Fixed Service	**328**	**329**	**-0.1%**	**333**	**-1.5%**	**1,331**	**1,291**	**3.1%**
of which TIM Ultrafibra	224	227	-1.1%	234	-4.0%	921	874	5.4%
Product Revenue	**288**	**241**	**19.6%**	**187**	**53.8%**	**860**	**763**	**12.8%**

* Net Revenue normalized by the temporary effect from the inefficiency of PIS/COFINS arising from a contract signed between TIM S.A and Cozani (+R$41.0 million in 1Q23). The merger of Cozani into TIM S.A. became effective on April 01, 2023.

Normalized Net Revenue grew 5.7% YoY in 4Q24, driven by: (i) Mobile Services Revenue growing 5.4% YoY, with Postpaid once again standing out; and (ii) Product Revenue expanding 19.6% YoY, driven by year-end promotions. In 2024, Normalized Net Revenue increased by 6.6%, driven by the **6.4% YoY growth in Service Revenue, reaching the upper end of the 2024 target range.**


Evolution in the main business line
Normalized Net Revenue
(R$ mln; % YoY)
5.7%
Client Generated
5.0%
193
71
77
-32
-0,2
47
6,275
6,631
Móvel 5.4%
-0.1%
19.6%
4Q23
TIM Client
Non-TIM Client
Customer Platform
ITX and Others
Fixed
Products
4Q24

Breakdown of the Mobile Segment (net of taxes and deductions):

Normalized Mobile Service Revenue ("MSR") grew 5.4% YoY in 4Q24, totaling R$6,015 million. This result is a product of the solid performance of the Postpaid segment, reflecting the Company's strategy to offer a more attractive value proposition based on the pillars of: Best Service, Best Network and Best Offer. Meanwhile, the **Normalized Mobile ARPU (average monthly revenue per user) grew 3.9% YoY, reaching R$ 32.3** – the highest historical level for the indicator. **In 2024, Normalized MSR advanced 6.6% YoY.**

In 4Q24, Client Generated Revenue ("CGR"), which represents the MSR after excluding interconnection, customer platform and other revenues, **reached R$5,549 million, an increase of 5.0% YoY.** This performance reflects the growth in revenues generated by "TIM customers", along with an increase in revenues from "non-TIM customers" – line that has been benefiting from the positive performance of the TIM Viagem's international roaming packages. **In 2024, CGR's growth was 6.8% YoY.**

Interconnection Revenue (ITX) decreased 16.0% YoY in 4Q24, an expected result that followed the reduction in the MTR (Mobile Termination Rate) tariff amid lower incoming traffic. In 2024, the line fell by 18.0% YoY.

Customer Platform Revenue totaled R$117 million in 4Q24, as a result of several initiatives within our digital ecosystem that are in the process of acceleration and launch. Among them, the partnership with EXA noteworthy, following a model based on customer activation rate and equity, and which in 4Q24 reached an important milestone in the contract, enabling TIM to obtain the right to subscribe shares (Note 12 of the Financial Statements) and accelerate revenue generation. In 2024, this line totaled R$219 million, also driven by **Mobile Advertising and Data Monetization** initiatives, which showed **growth of more than 50% compared to the previous year.**

The Other Normalized Revenues[1] line declined 5.7% YoY in 4Q24, reflecting lower revenue from network infrastructure sharing contracts. In 2024, this line was up 7.8% YoY, supported by the increase in new B2B IoT revenues and the expansion of network sharing-related revenues for most of the year.

Below is a breakdown of the performance of each mobile client profile:

I. **Postpaid Revenue expanded 9.5% YoY in 4Q24,** with Postpaid ARPU reaching R$43.1, maintaining stability in the annual comparison (+0.2% YoY), and with Postpaid ARPU ex-M2M reaching R$53.2 (+1.9% YoY). The performance was driven by efficient customer base management, combining: (i) the migration of customers from prepaid to postpaid plans; (ii) an effort to reduce churn levels, which are historically low (Postpaid ex-M2M churn rate maintained at 0.7%); (iii) continuous focus on customer monetization through migration to higher-value plans; and (iv) annual price adjustment. **In 2024, Postpaid Revenue grew by 8.8% YoY, explained by the same factors mentioned above.**

[1] The Other Revenues line had a non-recurring impact of R$41.0 million in 1Q23, related to the temporary effect of PIS/COFINS inefficiency as a result of a contract between TIM S.A. and Cozani, which was terminated with the incorporation of the latter.

II. Prepaid Revenue decreased by 10.4% YoY in 4Q24, with Prepaid ARPU reaching R$14.7 (-5.8% YoY). The sharper decline in Prepaid is explained by: (i) a more challenging comparative basis, given that in 4Q23 the price of the biweekly offer was adjusted from R$15 to R$17, with higher recharger levels; (ii) migration of customers to postpaid plans; and (iii) decrease in the frequency of recharges. **In 2024, Prepaid Revenue fell 4.3% YoY, explained by the same items indicated above.**

Breakdown of the Fixed Segment (net of taxes and deductions):

Fixed Service Revenue totaled R$328 million in 4Q24, practically stable year-on-year (-0.1% YoY). In 2024, Fixed Service Revenue increased 3.1% YoY.

TIM Ultrafibra, the main fixed line, **decreased 1.1% YoY in 4Q24, with ARPU reaching R$95.5 (+0.7% YoY).** The result was impacted by the decrease in FTTC revenue and the Company's more selective approach to FTTH, focusing more on the profitability of the operation. **In 2024, TIM Ultrafibra's Revenue increased by 5.4% YoY.**

Details of Product Revenue (net of taxes and deductions):

Product Revenue advanced 19.6% in 4Q24 and 12.8% YoY in 2024. The performance during these periods mainly reflects the increase in the volume of sales of higher-value products, supported by a strategy of diversifying the sales portfolio and the growth in sales of equipment related to our strategic pillar of "B2B IoT".

OPERATING COSTS AND EXPENSES

COSTS AND EXPENSES IN 2024 REMAINED IN LINE WITH THE INFLATION OF THE PERIOD

DESCRIPTION	4Q24	4Q23	% YoY	3Q24	% QoQ	2024	2023	% YoY
R$ million								
Reported Operating Expenses	**(3,295)**	**(2,822)**	**16.7%**	**(3,183)**	**3.5%**	**(12,833)**	**(11,910)**	**7.7%**
Normalized* Operating Expenses	**(3,285)**	**(3,125)**	**5.1%**	**(3,183)**	**3.2%**	**(12,823)**	**(12,189)**	**5.2%**
Personnel	(390)	(359)	8.7%	(365)	6.8%	(1,486)	(1,371)	8.4%
Selling and Marketing	(908)	(960)	-5.4%	(1,009)	-9.9%	(3,899)	(3,896)	0.1%
Network & Interconnection	(1,194)	(1,032)	15.7%	(1,101)	8.4%	(4,508)	(4,022)	12.1%
General & Administrative	(240)	(233)	3.0%	(214)	12.2%	(883)	(894)	-1.2%
Cost Of Goods Sold (COGS)	(341)	(311)	9.7%	(248)	37.6%	(1,104)	(1,034)	6.8%
Bad Debt	(181)	(173)	5.1%	(174)	4.4%	(693)	(640)	8.4%
Other operational revenues (expenses)	(30)	(58)	-48.4%	(72)	-58.8%	(249)	(331)	-24.9%
Normalized* Operating Expenses Ex-COGS	**(2,944)**	**(2,814)**	**4.6%**	**(2,935)**	**0.3%**	**(11,718)**	**(11,155)**	**5.0%**

* Operating Costs normalized by: expenses related to the price adjustment in the I-Systems sale contract (+R$10.0 million in 4Q24), non-recurring effect from the accounting for the closing price adjustment agreement for Oi's mobile assets (-R$303.4 million in 4Q23), expenses with consulting within the scope of the acquisition project of Oi Mobile and customer migration (+R$190k in 4Q23, +R$2.1 million in 3Q23, +R$16.3 million in 2Q23 and +R$12.5 million in 1Q23), PIS/COFINS credits generated in the intercompany contract with Cozani (-R$17.7 million in 1Q23), expenses with FUST/FUNTEL related to the intercompany contract with Cozani (+R$886k in 1Q23), expenses with specialized legal and administrative services (+R$1.1 million in 3Q23 and +R$1.1 million in 2Q23) and payroll expenses related to the acquisition of Oi Mobile (+R$8.4 million in 3Q23).

Normalized Operating Costs and Expenses totaled R$3,285 million in 4Q24, an increase of 5.1% YoY. This quarterly increase primarily reflects a higher level of network and interconnection expenses, particularly those related to international *roaming* services, which continue to be one of the main factors negatively influencing Opex, as observed throughout the year.

In 2024, Normalized Operating Costs and Expenses grew by 5.2% YoY. **Excluding the negative impact on the annual comparison related to Fistel credits in 2023, the line would have risen 4.8% YoY, in line with period's inflation (IPCA accumulated for the last 12 months in December was 4.83%).**

Breakdown of Normalized Costs and Expenses Performance:

Normalized Personnel Costs[2] increased 8.7% YoY in 4Q24, due to higher expenses related to variable compensation and improved employee benefits. **In 2024, this line grew 8.4% YoY,** explained by the reasons indicated above, in addition to the impact of the annual adjustment of salaries and charges.

The Selling and Marketing line fell 5.4% YoY in 4Q24, because of an optimization of our sales service channels, partially affected by higher advertising expenses as part of the Company's effort to improve customer perception. **In 2024, this line remained stable YoY (+0.1%),** as a result of the combination of lower costs related to customer service and the hiring of specialized services, and higher advertising expenses, in addition to a negative impact in the annual comparison due to the recognition of Fistel credits in 2023.

[2] The Personnel line had a non-recurring impact of R$8.4 million in 3Q23, related to payroll expenses related to the acquisition of Oi's mobile assets.

Normalized Network and Interconnection Expenses[3] group grew 15.7% YoY in 4Q24, due to the following factors: (i) higher expenses with international roaming services, reflecting the higher traffic volume after the overhaul of this postpaid service package carried out in the second half of 2023; (ii) higher expenses with content providers in postpaid and prepaid due to the improvement of offers; and (iii) higher costs related to network infrastructure. **In 2024, this line grew 12.1% YoY**, for the same reasons mentioned above.

Normalized General and Administrative (G&A) Expenses[4] increased by 3.0% YoY in 4Q24, mainly due to higher IT costs, especially those related to cloud infrastructure projects, software contracting and maintenance, and adoption of tools for the use of artificial intelligence. **In 2024, this line fell by 1.2% YoY,** benefiting from reduced expenses for the hiring of strategic consulting services and cost efficiencies generated through digitalization initiatives.

Cost of Goods Sold (COGS) increased 9.7% YoY in 4Q24, in line with the increase in revenue and reflecting the expansion of product sales. **In 2024, COGS grew by 6.8% YoY**, for the same reasons indicated previously.

The Bad Debt line increased by 5.1% YoY in 4Q24, due to a nearly 10% higher postpaid base compared to the same period last year. Nonetheless, despite the increase, the percentage of gross revenue remains at healthy levels, **reaching 1.9% (vs. 2.0% in 4Q23). In 2024, this line grew by 8.4% YoY**.

Other Normalized Operating Expenses (Revenues)[5] decreased 48.4% YoY in 4Q24, mainly due to the lower level of tax contingencies provisions. **In 2024, this line fell 24.9% YoY**, justified by the same reason mentioned previously.

---

[3] The Network and Interconnection line had non-recurring impacts of R$190k in 4Q23, R$2.1 million in 3Q23, R$16.3 million in 2Q23 and R$12.5 million in 1Q23, referring to consulting expenses within the scope of the migration project for customers coming from Oi, and -R$17.7 million in 1Q23, referring to PIS/COFINS credits generated in the intercompany contract with Cozani.

[4] The General and Administrative Expenses line had non-recurring impacts of R$1.1 million in 3Q23 and R$1.1 million in 2Q23, related to expenses with specialized legal and administrative services associated with the projects to acquire Oi's assets.

[5] The Other Operating Expenses (Revenues) line had a non-recurring impact of R$10.0 million in 4Q24, related to expenses related to the price adjustment in the I-Systems sale contract, -R$303.4 million in 4Q23, related to the effect of the accounting of the closing price adjustment agreement for Oi's mobile assets, and R$886k in 1Q23, referring to expenses with FUST/FUNTEL.

FROM EBITDA TO NET INCOME

EBITDA AND MARGIN CONTINUE AT A SOLID PACE OF EVOLUTION, SUPPORTING STRONG GROWTH IN NET INCOME

DESCRIPTION	4Q24	4Q23	% YoY	3Q24	% QoQ	2024	2023	% YoY
Normalized (R$ million)								
Normalized* EBITDA	**3,346**	**3,150**	**6.2%**	**3,236**	**3.4%**	**12,625**	**11,686**	**8.0%**
Normalized* EBITDA Margin	50.5%	50.2%	0.3p.p.	50.4%	0.0p.p.	49.6%	48.9%	0.7p.p.
Depreciation & Amortization	**(1,725)**	**(1,750)**	**-1.4%**	**(1,790)**	**-3.6%**	**(7,026)**	**(7,117)**	**-1.3%**
Depreciation	(1,247)	(1,267)	-1.5%	(1,313)	-5.0%	(5,109)	(5,201)	-1.8%
Amortization	(478)	(483)	-1.0%	(478)	0.1%	(1,917)	(1,916)	0.0%
Equity in Earnings	**(22)**	**(23)**	**-2.1%**	**(15)**	**54.2%**	**(83)**	**(89)**	**-7.6%**
Normalized* EBIT	**1,598**	**1,377**	**16.1%**	**1,431**	**11.7%**	**5,517**	**4,480**	**23.2%**
Normalized* EBIT Margin	24.1%	21.9%	2.2p.p.	22.3%	1.8p.p.	21.7%	18.8%	2.9p.p.
Net Financial Results	**(450)**	**(450)**	**-0.1%**	**(459)**	**-2.0%**	**(1,884)**	**(1,506)**	**25.1%**
Financial Expenses	(741)	(755)	-1.8%	(661)	12.2%	(2,817)	(2,766)	1.9%
Normalized* Financial Income	245	314	-21.9%	207	18.7%	862	1,267	-32.0%
Net Exchange Variation	46	(10)	n.a.	(6)	n.a.	71	(7)	n.a.
Normalized* EBT	**1,148**	**927**	**23.9%**	**972**	**18.2%**	**3,632**	**2,974**	**22.1%**
Normalized* Income Tax and Social Contribution	(94)	(26)	259.3%	(167)	-43.9%	(472)	(275)	71.5%
Normalized* Net Income	**1,055**	**900**	**17.1%**	**805**	**31.0%**	**3,160**	**2,699**	**17.1%**
Total Normalized Items	(7)	182	n.a.	-	n.a.	(7)	139	n.a.
Reported (R$ million)								
Reported EBITDA	**3,336**	**3,453**	**-3.4%**	**3,236**	**3.1%**	**12,615**	**11,924**	**5.8%**
Reported EBITDA Margin	50.3%	55.0%	-4.7p.p.	50.4%	-0.1p.p.	49.6%	50.0%	-0.5p.p.
Reported EBIT	**1,588**	**1,680**	**-5.5%**	**1,431**	**11.0%**	**5,507**	**4,717**	**16.7%**
EBIT Margin	24.0%	26.8%	-2.8p.p.	22.3%	1.7p.p.	21.6%	19.8%	1.8p.p.
Net Financial Results	**(450)**	**(478)**	**-5.8%**	**(459)**	**-2.0%**	**(1,884)**	**(1,533)**	**22.9%**
Income Before Taxes	**1,138**	**1,202**	**-5.3%**	**972**	**17.1%**	**3,622**	**3,184**	**13.8%**
Income Tax and Social Contribution	(90)	(120)	-24.7%	(167)	-46.0%	(469)	(347)	35.2%
Reported Net Income	**1,048**	**1,083**	**-3.2%**	**805**	**30.2%**	**3,154**	**2,837**	**11.2%**

* Normalized EBITDA according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs (+R$10.0 million in 4Q24, -R$303.2 million in 4Q23, +R$11.6 million in 3Q23, +R$17.4 million in 2Q23 and -R$4.4 million in 1Q23). Net Financial Result normalized by the monetary adjustment on the non-recurring effect of the accounting for the closing price adjustment agreement for Oi's mobile assets (+R$27.5 million in 4Q23). Normalized Net Income according to the items described in the Revenue, Costs and Net Financial Result sections, as described previously, and by non-recurring items in Income Tax and Social Contribution: impact from deferred and current taxes on the non-recurring effect of the accounting for the closing price adjustment agreement for Oi's mobile assets (+R$93.8 million in 4Q23), tax credits related to the intercompany contract with Cozani (-R$8.2 million in 1Q23) and other tax effects (-R$3.4 million in 4Q24, -R$64k in 4Q23, -R$3.9 million in 3Q23, -R$5.9 million in 2Q23, -R$4.2 million in 1Q23).

EBITDA[6] (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)

Normalized EBITDA totaled R$3,346 million in 4Q24, a growth of 6.2% YoY, as a result of the consistent Service Revenue performance and the Company's focus on efficient cost management, which contributed to the **Normalized EBITDA Margin remaining at a high level, reaching 50.5% in the quarter**, representing a growth of 30bps YoY. **In 2024, Normalized EBITDA expanded 8.0% YoY, reaching a Margin of 49.6%** (70bps YoY).

[6] EBITDA is normalized according to the items described in the "Revenue" and "Costs" sections.


Normalized EBITDA and Margin
(R$ mln; %YoY)
Consistent expansion of EBITDA and Margin
6.2%
3,150
3,346
4Q23
4Q24
50.2%
50.5%
EBITDA Margin

After accounting for lease impacts on EBITDA, **Normalized EBITDA-AL (After Lease)**[7], excluding the impact of fines applied on the sites decommissioning, **grew 5.7% YoY in 4Q24** with a **Margin of 39.2%**, stable YoY. The performance reflects: (i) EBITDA dynamics; (ii) a lower level of incentives arising from contractual renegotiations; and (iii) new contracts that were included throughout the year. **In 2024, Normalized EBITDA-AL grew 11.6% YoY,** reaching a **Margin of 38.4%**, an increase of 170bps YoY.


Normalized EBITDA-AL
(R$ mln)
2,461
196
-56
2,602
-177
2,425
4Q23
Δ Normalized EBITDA
Δ Leases
4Q24
Decommissioning Fines
4Q24 After Fines
EBITDA-AL with solid performance

[7] Normalized EBITDA-AL according to the items pointed out in the section "From EBITDA to Net Income" and excluding the impact of *sites* decommissioning fines. For more details, see Annex 5 – EBITDA *After Lease.*

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

DESCRIPTION	4Q24	4Q23	%YoY	3Q24	% QoQ	2024	2023	% YoY
R$ million								
Depreciation	(1,247)	(1,267)	-1.5%	(1,313)	-5.0%	(5,109)	(5,201)	-1.8%
of which Depreciation of Leases	(426)	(478)	-11.1%	(421)	1.0%	(1,765)	(2,266)	-22.1%
Amortization	(478)	(483)	-1.0%	(478)	0.1%	(1,917)	(1,916)	0.0%
Total D&A	**(1,725)**	**(1,750)**	**-1.4%**	**(1,790)**	**-3.6%**	**(7,026)**	**(7,117)**	**-1.3%**

The D&A line decreased 1.4% YoY in 4Q24, mainly explained by the reduction in depreciation on IFRS 16 lease rights of usage, partially affected by a higher depreciation related to network infrastructure due to the investments made throughout the year in the expansion of 5G. **In 2024, the line fell 1.3% YoY,** explained by the same previous items.

Normalized EBIT grew 16.1% YoY in 4Q24, leading to a margin of 24.1%, driven by the consistent evolution of EBITDA in the period. In 2024, Normalized EBIT advanced 23.2% YoY, with a margin of 21.7%.

NET FINANCIAL RESULT

DESCRIPTION	4Q24	4Q23	% YoY	3Q24	% QoQ	2024	2023	% YoY
R$ million								
Cash Items	**(411)**	**(498)**	**-17.6%**	**(466)**	**-11.9%**	**(1,809)**	**(2,003)**	**-9.7%**
Financial Debt Interest (Net of Derivatives)	(71)	(133)	-46.8%	(75)	-5.6%	(303)	(589)	-48.5%
Interest related to Cash & Cash Equivalents	130	141	-8.1%	102	27.5%	418	482	-13.2%
Net Leases Interest	(353)	(325)	8.5%	(356)	-0.8%	(1,404)	(1,221)	15.0%
Auction Spectrum Monetary Adjustment & Interest	(32)	(37)	-11.6%	(31)	4.7%	(118)	(101)	16.9%
Others*	(85)	(145)	-41.4%	(107)	-20.3%	(402)	(573)	-30.0%
Non-Cash Items	**(39)**	**48**	**-182.2%**	**7**	**n.a.**	**(75)**	**497**	**-115.1%**
Interest Capitalized from Licenses	-	-	n.a.	-	n.a.	-	98	-100.0%
Mark-to-market from Derivative	(41)	48	-185.3%	7	n.a.	(96)	173	-155.5%
C6 Mark-to-market	-	-	n.a.	-	n.a.	20	39	-50.0%
Others	1	-	n.a.	-	n.a.	1	187	n.a.
Net Financial Result	**(450)**	**(450)**	**-0.1%**	**(459)**	**-2.0%**	**(1,884)**	**(1,506)**	**25.1%**

* Net Financial Result normalized by the monetary adjustment on the non-recurring effect from the accounting for the closing price adjustment agreement for Oi's mobile assets (+R$27.5 million in 4Q23).

In 4Q24, Net Financial Result was negative at R$ 450 million, stable vs. 4Q23. This result is due to the combination of the following factors: (i) reduction of interest on financial debts, mainly due to the payment of the short-term debt; (ii) positive effect of exchange rate variation on receivables from roaming contracts, contributing to the performance of the "Others" line in the "Cash items" group; and (iii) lower monetary adjustment on civil contingencies, offset by an increase in interest on leases due to the addition of new contracts, and by a negative effect on the "Non-cash items" group due to the negative result of mark-to-market from derivatives. **In 2024, the line worsened by 25.1% YoY**, mainly impacted by the "Non-cash items" group due to: (i) the end of the interest capitalization of licenses; (ii) a negative mark-to-market from derivatives result; (iii) reduction in C6 Bank mark-to-market; and (iv) positive effect in 1Q23 related to the renegotiation of tower lease contracts.

INCOME TAX AND SOCIAL CONTRIBUTION

In the Normalized[8] view, Income Tax and Social Contribution ("IR/CSLL") totaled -R$94 million in 4Q24 compared to -R$26 million in 4Q23, which led to an **effective tax rate of -8.1%** compared to -2.8% in 4Q23. This variation is explained by the increase in the earnings before taxes line in 4Q24 compared to 4Q23. In 2024, the IR/CSLL line totaled -R$472 million, reaching an effective tax rate of -13.0%.

NET INCOME

Normalized Net Income[9] totaled R$ 1,055 million in 4Q24 (+17.1% YoY), maintaining double-digit annual growth for the 7th consecutive quarter and reaching the highest level of net income ever recorded by the Company. As a result, Normalized EPS for the quarter reached R$0.44 vs. R$0.37 in 4Q23. **In 2024, Normalized Net Income also expanded 17.1% YoY**, totaling EPS of R$1.30.

INVESTMENTS, CASH FLOW AND DEBT

SOLID EXECUTION LEADING TO THE ACHIEVEMENT OF PROMISED GOALS: EFFICIENT ALLOCATION OF INVESTMENTS AND HEALTHY CASH GENERATION

CAPEX

DESCRIPTION	4Q24	4Q23	%YoY	3Q24	% QoQ	2024	2023	% YoY
R$ million								
Network	906	878	3.2%	642	41.1%	3,169	3,120	1.6%
IT & Others	469	414	13.4%	254	84.6%	1,382	1,384	-0.1%
Capex	**1,375**	**1,292**	**6.4%**	**896**	**53.3%**	**4,550**	**4,504**	**1.0%**
Capex/ Net Revenue	**20.7%**	**20.6%**	**0.1p.p.**	**14.0%**	**6.8p.p.**	**17.9%**	**18.9%**	**-1.0p.p.**

Capex reached R$1,375 million in 4Q24, which represents a growth of 6.4% YoY. This increase reflects the seasonality of investments, which usually has its highest level at the end of the year, and it is explained by a higher volume of investments in network infrastructure, with emphasis on the increase in 5G coverage in the country, and by an improvement in IT infrastructure. **In 2024, Capex totaled R$4,550 million (+1.0% YoY) within the established target**, in the range between R$4.4 and R$4.6 billion.

Capex over Normalized Net Revenue ratio reached 20.7% in 4Q24 vs. 20.6% in 4Q23, remaining stable YoY (+0.1p.p.). **In the year, the indicator was 17.9%, a decrease of 1.0 p.p. YoY**, confirming the company's ability to sustain an efficient allocation of its resources.

[8] The Income Tax and Social Contribution line had a non-recurring impact of R$93.8 million in 4Q23, related to deferred and current taxes on the effect of the accounting of the closing price adjustment agreement on Oi's mobile assets, -R$8.2 million in 1Q23, related to tax credits related to the *intercompany* agreement with Cozani, and -R$ 3.4 million in 4Q24, -R$ 3.9 million in 3Q23, -R$ 5.9 million in 2Q23 and -R$ 4.2 million in 1Q23, referring to other tax effects.

[9] Normalized Net Income according to the items indicated in the section "From EBITDA to Net Income".

CASH FLOW

Normalized EBITDA (-) Capex totaled R$1,972 million in 4Q24, an increase of 6.1% YoY. Returning with the effects of leases, Normalized EBITDA-AL[10] (-) Capex totaled R$1,227 million in 4Q24, an increase of 4.9% YoY, with a Margin of 18.5%. **In 2024, Normalized EBITDA (-) Capex increased by 12.4% YoY and Normalized EBITDA-AL (-) Capex grew by 22.9% YoY (representing 20.5% of Normalized Net Revenue)**, as a result of the combination of EBITDA expansion, better Capex allocation and efficient management of lease agreements.


Consistent performance throughout the year
Normalized EBITDA-AL minus Capex
(R$ mln; %YoY)
1,169
4.9%
1,227
4,244
22.9%
5,214
4T23
4T24
2023
2024
18.6%
18.5%
17.8%
20.5%
over Net Revenue

DESCRIPTION	4Q24	4Q23	%YoY	3Q24	% QoQ	2024	2023	% YoY
R$ million								
Reported EBITDA	3,336	3,453	-3.4%	3,236	3.1%	12,615	11,924	5.8%
Capex	(1,375)	(1,292)	6.4%	(896)	53.3%	(4,550)	(4,504)	1.0%
Reported EBITDA - Capex	**1,962**	**2,161**	**-9.2%**	**2,340**	**-16.2%**	**8,065**	**7,419**	**8.7%**
Adjustment of Closing Price Gain from Oi Mobile*	-	(303)	n.a.	-	n.a.	-	(303)	n.a.
Reported EBITDA - Capex - Adjustment	**1,962**	**1,858**	**5.6%**	**2,340**	**-16.2%**	**8,065**	**7,116**	**13.3%**
Δ Working Capital and Income Tax**	1,331	898	48.2%	201	561.0%	(245)	(141)	74.1%
Leases Payment***	(939)	(788)	19.1%	(798)	17.6%	(3,209)	(3,233)	-0.7%
of which Penalities	(177)	(83)	113.2%	(51)	248.4%	(287)	(238)	20.4%
Operating Free Cash Flow	**2,354**	**1,968**	**19.6%**	**1,743**	**35.1%**	**4,610**	**3,742**	**23.2%**

* The reclassification refers to the non-recurring gain from the accounting for the adjustment of the closing price of Oi Mobile, which was reallocated from the operating cash flow to the investment cash flow in 4Q23.

** The Working Capital and Income Tax variation excludes: (i) the impacts of the write-off of the judicial deposit that represented the end of the dispute over the adjustment of the closing price of Oi Mobile, which occurred in 4Q23; and (ii) the impacts related to EXA in 4Q24 (Note 12 to the Financial Statements).

*** The Company recognized incentives on lease payments received in line with the agreed contractual conditions, reducing the amount disbursed in the period (+R$9.9 million in 4Q24, +R$14.1 million in 3Q24, +R$31.6 million in 2Q24 and +R$33.9 million in 1Q24).

Operating Free Cash Flow ("OpFCF") totaled R$2,354 million in 4Q24, an expansion of 19.6% YoY. This evolution reflects: (i) an increase in Reported EBITDA (-) Capex; and (ii) a more positive organic Working Capital variation (excluding the impact of the accounting write-off of the judicial deposit related to the agreement with Oi Mobile in 4Q23 and the effects related to EXA in 4Q24), explained by an improvement

[10] Normalized EBITDA-AL according to the items pointed out in the section "From EBITDA to Net Income" and disregarding the impact of fines applied in the decommissioning of the *sites*. For more details, see Annex 5 – EBITDA *After Lease*.

in the Suppliers line**. And in 2024, FCOL grew 23.2% YoY**, with the main driver being the expansion of EBITDA-AL (-) Capex.

It is also worth noting that the full payment of the TFF (Operating Inspection Fee), which makes up the Fistel fee, has been suspended since 2020. The total amount recorded until December 31, 2024 was R$ 3.4 billion, of which R$ 2.7 billion was principal and R$ 728 million in default interest.

DEBT AND CASH

Debt Profile

ISSUANCES	CURRENCY	INTEREST RATE	MATURITY	SHORT-TERM	LONG-TERM	TOTAL
R$ million						
KFW Finnvera	USD	SOFR + 1.17826%	12/25	33	-	33
Debentures	BRL	IPCA + 4.0432% p.a.	06/28	(1)	1,958	1,956
BNDES Finame	BRL	IPCA + 4.2283% p.a.	11/31	56	329	386
BNDES Finem	BRL	TJLP + 1.95% p.a.	08/25	76	-	76
BNB	BRL	IPCA + 1.2228% a 1.4945% p.a.	02/28	185	400	585
Total Financial Debt				**349**	**2,687**	**3,036**
License (5G)	BRL	Selic	12/40	66	925	991
Total Debt Before Lease				**415**	**3,612**	**4,027**
Total Lease	BRL	IPCA/IGP-M (12.77% p.a.)	10/29	1,596	10,739	12,335
Total Debt				**2,011**	**14,351**	**16,362**

*Weighted average interest rate of leasing contracts.

Net Debt

DESCRIPTION	4Q24	3Q24	2Q24	1Q24
R$ million				
Short-Term Debt	348	401	379	761
Long-Term Debt	2,687	2,732	2,717	2,487
Total Debt	**3,036**	**3,133**	**3,096**	**3,248**
Cash and Cash Equivalents + Market Sec	(5,693)	(4,332)	(3,312)	(3,371)
Net Derivatives-ex C6	(156)	(145)	(172)	(65)
Net Debt	**(2,813)**	**(1,344)**	**(388)**	**(188)**
License (5G)	991	1,029	1,002	978
Net Debt AL	**(1,822)**	**(315)**	**614**	**790**
Total Lease	12,335	12,268	12,240	12,153
Total Net Debt	**10,513**	**11,953**	**12,854**	**12,943**
Net Debt AL /Normalized EBITDA AL*	**-0.19x**	**-0.03x**	**0.07x**	**0.09x**
Net Debt Total/Normalized EBITDA	**0.83x**	**0.96x**	**1.05x**	**1.08x**

*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.

LT Debt by Maturity

YEAR	PRO-FORMA	INCLUDING IFRS 9, 15 & 16
R$ million		
2026	959	2,233
2027	957	2,279
2028	806	2,126
2029	121	1,225
After 2029	770	6,489
Total Debt	**3,612**	**14,352**

Total Debt (post-hedge) totaled R$16,206 million at the end of 2024, which represents a reduction of R$473 million compared to 2023. This decrease mainly reflects the liquidation of part of the short-term financial debt that occurred throughout 2024, offset by an increase in the total lease line.

Cash and Securities positions totaled R$5,693 million at the end of December 2024, representing an increase of 13.0% YoY, reflecting the improvement in the Company's operating performance.

OPERATIONAL PERFORMANCE

DESCRIPTION	4Q24	4Q23	% YoY	3Q24	% QoQ	2024	2023	% YoY
Mobile Customer Base ('000)	**62,058**	**61,248**	**1.3%**	**62,149**	**-0.1%**	**62,058**	**61,248**	**1.3%**
Prepaid	31,857	33,634	-5.3%	32,468	-1.9%	31,857	33,634	-5.3%
Postpaid	30,202	27,614	9.4%	29,681	1.8%	30,202	27,614	9.4%
Postpaid ex-M2M	24,238	22,580	7.3%	23,881	1.5%	24,238	22,580	7.3%
Mobile Net Adds ('000)	**(91)**	**(6)**	**1546.1%**	**163**	**n.a.**	**810**	**(1,236)**	**n.a.**
Postpaid ex-M2M Net Adds ('000)	357	382	-6.5%	428	-16.5%	1,659	(341)	n.a.
4G Users Base ('000)	49,359	52,783	-6.5%	50,840	-2.9%	49,359	52,783	-6.5%
5G Users Base ('000)	10,116	5,207	94.3%	8,563	18.1%	10,116	5,207	94.3%
Market Share	**23.6%**	**23.9%**	**-0.3p.p.**	**23.6%**	**-**	**23.6%**	**23.9%**	**-0.3p.p.**
Prepaid	31.2%	31.3%	-0.1p.p.	30.9%	0.3p.p.	31.2%	31.3%	-0.1p.p.
Postpaid	18.7%	18.6%	0.2p.p.	18.8%	-0.1p.p.	18.7%	18.6%	0.2p.p.
Postpaid ex-M2M	21.3%	21.3%	-	21.4%	-0.1p.p.	21.3%	21.3%	-
TIM Ultrafibra Customer Base ('000)	**790**	**802**	**-1.6%**	**793**	**-0.4%**	**790**	**802**	**-1.6%**
FTTH	752	719	4.7%	744	1.2%	752	719	4.7%
FTTC	37	84	-55.4%	49	-24.4%	37	84	-55.4%

MOBILE SEGMENT:

The mobile customer base reached 62.1 million connections in 4Q24 (+1.3% YoY), representing a net **addition of 810 thousand customers in the last 12 months**. This result was supported by the **Postpaid segment, which continues to grow and recorded a 9.4% YoY increase in 4Q24, reaching 30.2 million customers** – an increase of approximately 2.6 million customers in the last 12 months and 521 thousand in the quarter. **The corresponding share of Human Postpaid customers reached 24.2 million (+7.3% YoY).** Meanwhile, the Prepaid segment totaled 31.9 million customers, a decrease of 5.3% YoY, mainly impacted by the migration of customers from Prepaid to Postpaid.

FIXED SEGMENT:

The TIM Ultrafibra customer base totaled 790 thousand connections in 4Q24, a contraction of 1.6% YoY. Nevertheless, **FTTH base, the main portion of broadband, reached 752 thousand customers, advancing 4.7% YoY.**

CUSTOMER PLATFORM

The Customer Platform aims to monetize the company's customer base and increase customer loyalty by observing market trends and forming innovative partnerships. This initiative is enabled by two business models:

I. **Commercial Partnerships** with:
   (i) **direct remuneration from the sale of advertising and data intelligence**, where the main advertising sales products used are TIM Ads and TIM Insights: in 4Q24, we maintained a strong double-digit YoY growth driven by the recurrence of campaigns from relevant advertisers and the entry of new brands. We maintained the plan's consistency by increasing the use of technology and data to reach qualified audiences, connecting brands and people;
   (ii) **remuneration from data products**, through financial scores and standardized validation/authentication products to improve users' digital security: in 4Q24, we continued the steady growth of monetizing financial score solutions and Open Gateway products. Also, in 4Q24, we launched a new KYC (Know Your Customer) solution, reinforcing TIM's positioning of continuously delivering solutions for the protection of its users and ecosystem of partners and customers.

II. **Strategic Partnerships**: in this model, in addition to partnerships for data and advertising remuneration, we use the segmentation capability of our customer base, combined with TIM's brand strength to endorse the partner brand, encouraging consumers to adopt the products of our strategic partners with exclusive offers for TIM customers. In this case, TIM's remuneration is tied to the partnership's success, which can be composed of revenue based on customer acquisition or even equity participation in partner companies.

Within this strategy, some verticals were mapped with great synergy opportunities with the services provided by TIM, as well as representing business verticals with accelerated growth potential and services with relevant value propositions for TIM customers. Below are details of the verticals we are already operating in:

FINANCIAL SERVICES

In 2020, the Company completed negotiations with Banco C6 and launched exclusive offers for TIM customers who opened accounts at the bank and used its services. In this contract, TIM receives remuneration for active accounts and the option to obtain equity participation in Banco C6 as certain goals are achieved, with the number of shares received for each goal achieved varying over the course of the contract.

In 2024, TIM held the option to subscribe for shares, representing 4.62% of Banco C6's shares. Considering what had been exercised, plus the options, TIM's potential stake in Banco C6 can reach approximately 6.06%. More details can be found in Notes 12, 31, and 37 of the financial statements.

DIGITAL SERVICES AND ENTERTAINMENT

In April 2022, the Company entered a partnership with EXA Serviços de Tecnologia ("EXA") to provide digital and entertainment services to TIM's customer base. This partnership also included commission payments by EXA to TIM based on TIM customers acquiring services from this partnership, as well as TIM's right to subscribe shares (Note 12 of the Financial Statements).

EDUCATION SERVICES

In the Education pillar, the partnership with Descomplica has already surpassed 770k enrollments in various courses such as ENEM preparatory courses, free courses, undergraduate, and postgraduate programs. The free courses focused on technology, such as ChatGPT and Artificial Intelligence for Non-Technicians, already total approximately 160k enrollments in 2024.

HEALTH SERVICES

In the Health vertical, in partnership with Cartão de Todos, we reached over 392k TIM customers registered on the platform by December 2024, with more than 116k subscriptions to the service. We continue to offer a waiver of the joining fee, and TIM customers on the Control and Postpaid plans enjoy 3 months of free subscription.

ENVIRONMENTAL, SOCIAL & GOVERNANCE

4Q24 HIGHLIGHTS

- TIM's ESG Report 2023 was recognized as one of the 15 best by Reporting Matters, an initiative carried out by CEBDS in partnership with the Report Group. The aim of this analysis is to increase the effectiveness of corporate sustainability reports by showing how companies use their reporting processes to drive change within their businesses, while meeting the demands of their stakeholders.
- TIM ranked 8th among the 85 best companies to work for in Brazil according to the Great Place to Work (GPTW) ranking. This result reinforces the high engagement of the team and the strength of its culture, as well as being an important recognition of the company's people management model. TIM was also ranked in the Top 10 in GPTW Tech, appearing in eighth position among the 30 best technology companies in the country.
- In October, Grupo TIM, represented by the Italian delegation, took part in the W20 International Summit, a G20 engagement group focused on drawing up recommendations for public policies in favor of women's economic empowerment. In this 2024 edition, five thematic areas were prioritized: entrepreneurship with access to finance and the market, women in STEM, the care economy, gender-based violence and climate justice, always with an intersectional racial-ethnic perspective.
- TIM received four trophies at the ABT 2024 Awards, considered the biggest customer relationship awards in Brazil. The winning cases were in the categories of Innovation in Products and Customer Services, Customer Journey and Quality Management. The award demonstrates TIM's commitment to improving its customers' experience and its investment in innovation.

- As part of their B2B business strategy, TIM and Eletrobras have signed a commercial partnership to create a broad business platform. The various fronts include stimulating the use of renewable energy, digital transformation of energy assets through 5G and Internet of Things (IoT) solutions, such as smart metering, reinforcing the innovative positioning of the two companies.
- TIM has incorporated ten new plants into its operation as part of the evolution of the Distributed Generation (DG) Project, totaling 132 units. The project is responsible for promoting the supply of the network using renewable energy plants, with a predominance of solar plants. In addition, 100% of the electricity consumed by TIM comes from renewable sources (with the purchase of I-RECs).
- TIM ended the 4th quarter with 1,870 active biosites on its network. These structures, similar to a common pole, are a solution for densifying the mobile access network (antennas/towers) with a very low visual and urban impact, lower cost and quick installation.

More information on TIM's ESG actions can be accessed in the Quarterly Report, available on the Investor Relations website.

DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the fourth quarter ("4Q24") and the full year of 2024, except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATIONS CONTACTS

Telephone Number: (+55 21) 4109-3360 / 4112-6048
Email: ri@timbrasil.com.br
Investor Relations Website: ri.tim.com.br



EXHIBITS

Exhibit 1: Balance Sheet
Exhibit 2: Income Statement
Exhibit 3: Cash Flow Statement
Exhibit 4: Operating Indicators
Exhibit 5: EBITDA After Lease

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.

EXHIBIT 1 – TIM S.A.
Balance Sheet

DESCRIPTION	4Q24	4Q23	% YoY	3Q24	% QoQ
R$ million					
ASSETS	**56,327**	**55,260**	**1.9%**	**54,536**	**3.3%**
CURRENT ASSETS	**12,663**	**11,404**	**11.0%**	**11,251**	**12.5%**
Cash and cash equivalents	3,259	3,078	5.9%	2,287	42.5%
Marketable securities	2,434	1,958	24.3%	2,045	19.0%
Trade accounts receivable	4,678	3,710	26.1%	4,438	5.4%
Inventories	294	332	-11.5%	382	-23.2%
Recoverable income and social contribution taxes	111	494	-77.5%	275	-59.4%
Recoverable taxes, fees and contributions	946	944	0.2%	766	23.6%
Prepaid expenses	281	238	17.8%	406	-30.8%
Derivative financial instruments	380	300	26.8%	327	16.2%
Leases	34	30	12.8%	33	2.3%
Other assets	246	320	-23.1%	293	-15.8%
NONCURRENT	**43,664**	**43,856**	**-0.4%**	**43,285**	**0.9%**
Noncurrent assets	**4,626**	**4,368**	**5.9%**	**4,505**	**2.7%**
Marketable securities	15	13	17.7%	15	0.1%
Accounts receivable	138	199	-30.7%	128	8.0%
Recoverable income and social contribution taxes	215	219	-1.8%	212	1.2%
Recoverable taxes, fees and contributions	907	875	3.8%	980	-7.4%
Deferred income and social contribution taxes	1,082	1,257	-14.0%	1,120	-3.5%
Judicial deposits	678	690	-1.8%	672	0.8%
Prepaid expenses	281	139	102.5%	258	8.8%
Derivative financial instruments	523	508	2.9%	526	-0.7%
Leases	207	206	0.1%	208	-0.6%
Other financial assets	551	217	-34.4%	352	56.7%
Other assets	30	46	-34.4%	33	-9.5%
Permanent Assets	**39,039**	**39,488**	**-1.1%**	**38,780**	**0.7%**
Investment	1,368	1,451	-5.7%	1,391	-1.6%
Property, plant and equipment	22,815	22,412	1.8%	22,467	1.5%
Intangible assets	14,855	15,625	-4.9%	14,922	-0.4%
LIABILITIES	**56,327**	**55,260**	**1.9%**	**54,536**	**3.3%**
CURRENT LIABILITIES	**12,827**	**12,883**	**-0.4%**	**11,626**	**10.3%**
Suppliers	4,987	4,612	8.1%	3,654	36.5%
Loans and financing	348	1,267	-72.5%	401	-13.2%
Lease liabilities	1,630	1,809	-9.9%	1,803	-9.6%
Derivative financial instruments	224	240	-6.4%	185	20.9%
Payroll and related charges	353	386	-8.6%	383	-7.9%
Income tax and social contribution payable	47	64	-27.6%	98	-52.2%
Taxes, fees and contributions payable	3,889	3,048	27.6%	3,620	7.4%
Dividends and interest on shareholders' equity payable	672	648	3.7%	799	-16.0%
Authorizations payable	299	408	-26.6%	290	3.3%
Deferred revenues	280	279	0.4%	274	2.5%
Other liabilities	98	121	-19.0%	118	-16.9%
NON CURRENT LIABILITIES	**17,095**	**16,361**	**4.5%**	**16,933**	**1.0%**
Loans and financing	2,687	2,504	7.3%	2,732	-1.6%
Lease liabilities	10,946	10,448	4.8%	10,706	2.2%
Taxes, fees and contributions payable	38	11	261.1%	38	0.1%
Provision for legal and administrative proceedings	1,564	1,410	10.9%	1,518	3.0%
Pension plan and other postemployment benefits	3	5	-31.0%	5	-
Authorizations to pay	1,180	1,117	5.6%	1,220	-3.3%
Deferred revenues	559	622	-10.0%	569	-1.7%
Other liabilities	116	245	-52.5%	144	-19.2%
SHAREHOLDERS' EQUITY	**26,405**	**26,016**	**1.5%**	**25,977**	**1.6%**
Capital	13,478	13,478	-	13,478	-
Capital reserves	373	384	-2.9%	381	-2.0%
Income reserves	12,559	12,160	3.3%	10,864	15.6%
Equity valuation adjustments	(2)	(3)	-31.0%	(3)	-31.0%
Treasury stocks	(3)	(3)	15.6%	(48)	-92.8%
Net Income for the period	-	-	n.a.	1,306	n.a.

EXHIBIT 2 – TIM S.A.
Income Statement

REPORTED

DESCRIPTION	4Q24	4Q23	% YoY	3Q24	% QoQ	2024	2023	% YoY
R$ million								
Net Revenues	**6,631**	**6,275**	**5.7%**	**6,419**	**3.3%**	**25,448**	**23,834**	**6.8%**
Services Revenues	**6,343**	**6,035**	**5.1%**	**6,232**	**1.8%**	**24,587**	**23,071**	**6.6%**
Mobile Service	**6,015**	**5,706**	**5.4%**	**5,898**	**2.0%**	**23,256**	**21,780**	**6.8%**
Client Generated	5,549	5,285	5.0%	5,477	1.3%	21,605	20,228	6.8%
Interconnection	85	101	-16.0%	82	3.4%	349	426	-18.0%
Customer Platform	117	40	193.5%	40	195.4%	219	162	34.9%
Others	264	280	-5.7%	300	-12.0%	1,083	964	12.4%
Fixed Service	**328**	**329**	**-0.1%**	**333**	**-1.5%**	**1,331**	**1,291**	**3.1%**
of which TIM UltraFibra	224	227	-1.1%	234	-4.0%	921	874	5.4%
Products Revenues	**288**	**241**	**19.6%**	**187**	**53.8%**	**860**	**763**	**12.8%**
Operating Expenses	**(3,295)**	**(2,822)**	**16.7%**	**(3,183)**	**3.5%**	**(12,833)**	**(11,910)**	**7.7%**
EBITDA	**3,336**	**3,453**	**-3.4%**	**3,236**	**3.1%**	**12,615**	**11,924**	**5.8%**
EBITDA Margin	50.3%	55.0%	-4.7p.p.	50.4%	-0.1p.p.	49.6%	50.0%	-0.5p.p.
Depreciation & Amortization	**(1,725)**	**(1,750)**	**-1.4%**	**(1,790)**	**-3.6%**	**(7,026)**	**(7,117)**	**-1.3%**
Depreciation	(1,247)	(1,267)	-1.5%	(1,313)	-5.0%	(5,109)	(5,201)	-1.8%
Amortization	(478)	(483)	-1.0%	(478)	0.1%	(1,917)	(1,916)	0.0%
Equity in Earnings	**(22)**	**(23)**	**-2.1%**	**(15)**	**54.2%**	**(83)**	**(89)**	**-7.6%**
EBIT	**1,588**	**1,680**	**-5.5%**	**1,431**	**11.0%**	**5,507**	**4,717**	**16.7%**
EBIT Margin	24.0%	26.8%	-2.8p.p.	22.3%	1.7p.p.	21.6%	19.8%	1.8p.p.
Net Financial Results	**(450)**	**(478)**	**-5.8%**	**(459)**	**-2.0%**	**(1,884)**	**(1,533)**	**22.9%**
Financial Expenses	(741)	(755)	-1.8%	(661)	12.2%	(2,817)	(2,766)	1.9%
Financial Income	245	287	-14.4%	207	18.7%	862	1,240	-30.5%
Net Exchange Variation	46	(10)	n.a.	(6)	n.a.	71	(7)	n.a.
Income before taxes	**1,138**	**1,202**	**-5.3%**	**972**	**17.1%**	**3,622**	**3,184**	**13.8%**
Income Tax and Social Contribution	(90)	(120)	-24.7%	(167)	-46.0%	(469)	(347)	35.2%
Net Income	**1,048**	**1,083**	**-3.2%**	**805**	**30.2%**	**3,154**	**2,837**	**11.2%**

NORMALIZED*

DESCRIPTION	4Q24	4Q23	% YoY	3Q24	% QoQ	2024	2023	% YoY
R$ million								
Net Revenues	**6,631**	**6,275**	**5.7%**	**6,419**	**3.3%**	**25,448**	**23,875**	**6.6%**
Services Revenues	**6,343**	**6,035**	**5.1%**	**6,232**	**1.8%**	**24,587**	**23,112**	**6.4%**
Mobile Service	**6,015**	**5,706**	**5.4%**	**5,898**	**2.0%**	**23,256**	**21,821**	**6.6%**
Client Generated	5,549	5,285	5.0%	5,477	1.3%	21,605	20,228	6.8%
Interconnection	85	101	-16.0%	82	3.4%	349	426	-18.0%
Customer Platform	117	40	193.5%	40	195.4%	219	162	34.9%
Others	264	280	-5.7%	300	-12.0%	1,083	1,005	7.8%
Fixed Service	**328**	**329**	**-0.1%**	**333**	**-1.5%**	**1,331**	**1,291**	**3.1%**
of which TIM UltraFibra	224	227	-1.1%	234	-4.0%	921	874	5.4%
Products Revenues	**288**	**241**	**19.6%**	**187**	**53.8%**	**860**	**763**	**12.8%**
Operating Expenses	**(3,285)**	**(3,125)**	**5.1%**	**(3,183)**	**3.2%**	**(12,823)**	**(12,189)**	**5.2%**
Personnel	(390)	(359)	8.7%	(365)	6.8%	(1,486)	(1,371)	8.4%
Commercial	(908)	(960)	-5.4%	(1,009)	-9.9%	(3,899)	(3,896)	0.1%
Network & Interconnection	(1,194)	(1,032)	15.7%	(1,101)	8.4%	(4,508)	(4,022)	12.1%
General & Administrative	(240)	(233)	3.0%	(214)	12.2%	(883)	(894)	-1.2%
Cost Of Goods Sold (COGS)	(341)	(311)	9.7%	(248)	37.6%	(1,104)	(1,034)	6.8%
Bad Debt	(181)	(173)	5.1%	(174)	4.4%	(693)	(640)	8.4%
Other Operational Revenues (Expenses)	(30)	(58)	-48.4%	(72)	-58.8%	(249)	(331)	-24.9%
EBITDA	**3,346**	**3,150**	**6.2%**	**3,236**	**3.4%**	**12,625**	**11,686**	**8.0%**
EBITDA Margin	50.5%	50.2%	0.3p.p.	50.4%	0.0p.p.	49.6%	48.9%	0.7p.p.
Net Financial Results	**(450)**	**(450)**	**-0.1%**	**(459)**	**-2.0%**	**(1,884)**	**(1,506)**	**25.1%**
Income Tax and Social Contribution	(94)	(26)	259.3%	(167)	-43.9%	(472)	(275)	71.5%
Net Income	**1,055**	**900**	**17.1%**	**805**	**31.0%**	**3,160**	**2,699**	**17.1%**
Total Normalized Items	(7)	182	n.a.	-	n.a.	(7)	139	n.a.

* Normalized EBITDA according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs (+R$10.0 million in 4Q24, -R$303.2 million in 4Q23, +R$11.6 million in 3Q23, +R$17.4 million in 2Q23 and -R$4.4 million in 1Q23). Net Income normalized according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Net Financial Results (+R$27.5 million in 4Q23) and Income Tax and Social Contribution (-R$3.4 million in 4Q24, +R$93.8 million in 4Q23, -R$3.9 million in 3Q23, -R$5.9 million in 2Q23 and -R$12.4 million in 1Q23).

EXHIBIT 3 – TIM S.A.
Cash Flow Statement

DESCRIPTION	4Q24	4Q23	% YoY	3Q24	% QoQ	2024	2023	% YoY
R$ million								
Initial Cash Balance	**2,287**	**3,609**	**-36.6%**	**2,111**	**8.3%**	**3,078**	**2,549**	**20.8%**
Earnings Before Taxes Normalized*	1,148	927	23.9%	972	18.2%	3,632	2,974	22.1%
Non recurring operating items	-	276	n.a.	-	n.a.	(10)	210	n.a.
Depreciation & Amortization	1,725	1,750	-1.4%	1,790	-3.6%	7,026	7,117	-1.3%
Equity in earnings	22	23	-2.1%	15	54.2%	83	89	-7.6%
Residual value of property, plant and equipment and intangible written off	6	4	33.4%	5	12.9%	14	93	-85.1%
Interest on asset retirement obligation	4	5	-26.9%	2	86.4%	12	38	-67.7%
Provision for legal and administrative proceedings	60	64	-6.8%	78	-23.2%	277	323	-14.3%
Monetary adjustments to deposits, administrative and legal proceedings	57	93	-38.9%	43	30.7%	176	257	-31.6%
Interest, monetary and exchange variations of borrowings and other financial adjustments	177	232	-23.8%	169	4.7%	750	668	12.1%
Yield from securities	(59)	(41)	42.1%	(41)	44.1%	(182)	(83)	118.4%
Lease interest payable	360	332	8.4%	363	-0.8%	1,433	1,062	34.9%
Lease interest receivable	(7)	(7)	1.7%	(7)	1.3%	(28)	(28)	1.4%
Gains from Cozani acquisition (via price adjustment)	-	(303)	n.a.	-	n.a.	-	(303)	n.a.
Provision for expected credit losses	181	173	5.1%	174	4.4%	693	640	8.4%
Long-term incentive plans	(1)	6	n.a.	9	n.a.	22	(24)	n.a.
Decrease (increase) in operating assets	**(224)**	**726**	**n.a.**	**(85)**	**162.9%**	**(1,285)**	**(217)**	**493.0%**
Trade accounts receivable	(534)	(265)	101.6%	(280)	90.7%	(1,606)	(867)	85.1%
Taxes and contributions recoverable	72	56	27.6%	75	-4.8%	344	86	300.2%
Inventory	89	84	6.1%	34	163.8%	38	(96)	n.a.
Prepaid expenses	102	90	14.0%	52	96.1%	(185)	(18)	909.8%
Judicial deposit	(2)	734	n.a.	9	n.a.	32	749	-95.7%
Other current assets	50	28	79.0%	25	102.6%	91	(71)	n.a.
Increase (decrease) in operating liabilities	**1,082**	**591**	**83.2%**	**32**	**3311.3%**	**(191)**	**(168)**	**13.9%**
Payroll and related charges	(30)	8	n.a.	28	n.a.	(33)	43	n.a.
Suppliers	1,295	752	72.3%	2	58034.2%	304	353	-13.9%
Taxes, charges and contributions	43	180	-76.1%	128	-66.2%	375	618	-39.3%
Authorizations payable	(63)	(148)	-57.8%	2	n.a.	(164)	(247)	-33.7%
Payments for legal and administrative proceedings	(73)	(69)	5.4%	(85)	-14.0%	(319)	(343)	-7.2%
Deferred revenues	(3)	11	n.a.	(6)	-47.8%	(61)	(31)	97.0%
Other current liabilities	(87)	(142)	-38.8%	(37)	133.0%	(294)	(561)	-47.5%
Income tax and social contribution paid	-	-	n.a.	(40)	n.a.	(90)	(228)	-60.6%
Net Cash (used in) from operations	**4,521**	**4,849**	**-6.8%**	**3,478**	**30.0%**	**12,332**	**12,421**	**-0.7%**
Capex	(1,375)	(1,292)	6.4%	(896)	53.3%	(4,550)	(4,504)	1.0%
Redemption of marketable securities	1,135	957	18.6%	1,682	-32.5%	7,196	3,314	117.2%
Investment on marketable securities	(1,466)	(2,036)	-28.0%	(2,486)	-41.0%	(7,493)	(2,999)	149.9%
Capital allocation in 5G Fund	-	(54)	n.a.	(54)	n.a.	(131)	(54)	144.3%
Consideration for the acquisition of Cozani, net of cash acquired	-	(443)	n.a.	-	n.a.	-	(443)	n.a.
Others	8	(18)	n.a.	6	26.2%	24	2	957.3%
Net cash used in investment activities	**(1,698)**	**(2,885)**	**-41.2%**	**(1,748)**	**-2.9%**	**(4,954)**	**(4,684)**	**5.8%**
New loans	-	-	n.a.	116	n.a.	503	-	n.a.
Amortization of loans	(126)	(1,020)	-87.7%	(117)	7.7%	(1,413)	(1,198)	18.0%
Interest paid - Loans	(51)	(71)	-27.6%	(12)	338.7%	(144)	(206)	-30.2%
Payment of lease liability	(572)	(435)	31.3%	(441)	29.5%	(1,839)	(1,813)	1.4%
Interest paid on lease liabilities	(377)	(352)	6.9%	(371)	1.6%	(1,460)	(1,421)	2.8%
Lease incentives	10	-	n.a.	14	-30.0%	89	-	n.a.
Derivative financial instruments	(40)	(197)	-79.7%	9	n.a.	(169)	(394)	-57.2%
Dividends and interest on shareholder's equity paid	(724)	(419)	72.9%	(725)	-0.2%	(2,720)	(2,175)	25.1%
Purchase of treasury shares, net of disposals	27	-	n.a.	(27)	n.a.	(45)	(3)	1495.3%
Net cash used in financing activities	**(1,852)**	**(2,495)**	**-25.7%**	**(1,554)**	**19.2%**	**(7,197)**	**(7,208)**	**-0.2%**
Cash Flow	**971**	**(531)**	**n.a.**	**176**	**451.4%**	**181**	**529**	**-65.8%**
Final Cash Balance	**3,259**	**3,078**	**5.9%**	**2,287**	**42.5%**	**3,259**	**3,078**	**5.9%**

* Normalized EBT according to items indicated in the Revenue (+R$41.0 million in 1Q23) and Costs (+R$10.0 million in 4Q24, -R$303.2 million in 4Q23, +R$11.6 million in 3Q23, +R$17.4 million in 2Q23 and -R$4.4 million in 1Q23) sections and in Net Financial Results (+R$27.5 million in 4Q23).

EXHIBIT 4 – TIM S.A.
Operating Indicators

DESCRIPTION	4Q24	4Q23	% YoY	3Q24	% QoQ	2024	2023	% YoY
Mobile Customer Base ('000)	62,058	61,248	1.3%	62,149	-0.1%	62,058	61,248	1.3%
Prepaid	31,857	33,634	-5.3%	32,468	-1.9%	31,857	33,634	-5.3%
Postpaid	30,202	27,614	9.4%	29,681	1.8%	30,202	27,614	9.4%
Postpaid (ex-M2M)	24,238	22,580	7.3%	23,881	1.5%	24,238	22,580	7.3%
4G Users Base ('000)	49,359	52,783	-6.5%	50,840	-2.9%	49,359	52,783	-6.5%
5G Users Base ('000)	10,116	5,207	94.3%	8,563	18.1%	10,116	5,207	94.3%
Market Share	23.6%	23.9%	-0.3p.p.	23.6%	-	23.6%	23.9%	-0.3p.p.
Prepaid	31.2%	31.3%	-0.1p.p.	30.9%	0.3p.p.	31.2%	31.3%	-0.1p.p.
Postpaid	18.7%	18.6%	0.2p.p.	18.8%	-0.1p.p.	18.7%	18.6%	0.2p.p.
Postpaid (ex-M2M)	21.3%	21.3%	-	21.4%	-0.1p.p.	21.3%	21.3%	-
Monthly Churn (%)	3.0%	3.0%	-	3.0%	-	2.9%	3.1%	-0.3p.p.
Reported Mobile ARPU (R$)	32.3	31.1	3.9%	31.7	2.0%	31.4	29.5	6.2%
Normalized Mobile ARPU (R$)	32.3	31.1	3.9%	31.7	2.0%	31.4	29.6	6.0%
Prepaid	14.7	15.6	-5.8%	14.9	-1.1%	14.8	14.7	0.7%
Postpaid	43.1	43.0	0.2%	43.3	-0.5%	43.1	42.6	1.3%
Postpaid (ex-M2M)	53.2	52.2	1.9%	53.2	-0.2%	52.7	51.2	3.0%
TIM Ultrafibra Customer Base ('000)	790	802	-1.6%	793	-0.4%	790	802	-1.6%
FTTH	752	719	4.7%	744	1.2%	752	719	4.7%
FTTC	37	84	-55.4%	49	-24.4%	37	84	-55.4%
TIM Ultrafibra Net Additions ('000)	(3)	12	n.a.	(5)	-30.6%	(13)	86	n.a.
TIM Ultrafibra ARPU (R$)	95.5	94.8	0.7%	99.0	-3.5%	97.2	94.0	3.4%
Handsets Sold ('000)	173	190	-9.2%	148	16.8%	651	616	5.8%

EXHIBIT 5 – TIM S.A.
EBITDA After Lease

DESCRIPTION	4Q24	4Q23	% YoY	3Q24	% QoQ	2024	2023	% YoY
R$ million								
Normalized EBITDA*	**3,346**	**3,150**	**6.2%**	**3,236**	**3.4%**	**12,625**	**11,686**	**8.0%**
Total Lease Impact over Normalized EBITDA	(744)	(688)	8.1%	(732)	1.7%	(2,861)	(2,938)	-2.6%
Lease Payment	(948)	(788)	20.4%	(812)	16.7%	(3,299)	(3,233)	2.0%
Excluding decomissioning fines	177	83	113.2%	51	248.4%	287	238	20.4%
Other Lease effects	27	16	65.8%	29	-8.5%	151	57	165.1%
Normalized EBITDA-AL	**2,602**	**2,461**	**5.7%**	**2,504**	**3.9%**	**9,764**	**8,748**	**11.6%**
Normalized EBITDA-AL Margin	39.2%	39.2%	-	39.0%	0.2p.p.	38.4%	36.6%	1.7p.p.
Capex	(1,375)	(1,292)	6.4%	(896)	53.3%	(4,550)	(4,504)	1.0%
Normalized EBITDA-AL - Capex	**1,227**	**1,169**	**4.9%**	**1,608**	**-23.7%**	**5,214**	**4,244**	**22.9%**
Normalized EBITDA-AL Margin - Capex	18.5%	18.6%	-0.1p.p.	25.0%	-6.5p.p.	20.5%	17.8%	2.7p.p.

* Normalized EBITDA as per items indicated in the Revenue (+R$41.0 million in 1Q23) and Costs (+R$10.0 million in 4Q24, -R$303.2 million in 4Q23, +R$11.6 million in 3Q23, +R$17.4 million in 2Q23 and -R$4.4 million in 1Q23) sections.